UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

Five Star Quality Care, Inc.

(Name of Subject Company)

William F. Thomas

Robert D. Thomas

Gemini Properties

(Name of Person(s) Filing Statement)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(including associated preferred stock purchase rights)

(Title of Class of Securities)

33832D106

(CUSIP Number of Class of Securities)

William F. Thomas
1516 South Boston Avenue, Suite 301
Tulsa, Oklahoma 74119
(918) 592-4400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

with a copy to:

Andrew Freedman, Esq.
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is Five Star Quality Care, Inc., a Maryland corporation (the “Company”).  The address of the Company’s principal executive office is 400 Centre Street, Newton, Massachusetts 02458. The Company’s telephone number is 617-796-8387.

Securities

This Schedule 14D-9 relates to the common stock, $0.01 par value per share (the “Shares), of the Company. Based on information set forth in Amendment No. 1 to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with Securities and Exchange Commission (the “SEC”) on October 28, 2016, as of the close of business on October 27, 2016, there were 49,519,051 Shares outstanding.

Item 2.	Identity And Background Of Filing Person.

Name and Address

Gemini Properties, William F. Thomas and Robert D. Thomas (collectively, the “Thomas Group”) are the persons filing this Schedule 14D-9.  The business address of each of Gemini Properties, William F. Thomas and Robert D. Thomas is 1516 South Boston Avenue, Suite 301, Tulsa, Oklahoma 74119. The telephone number of each of Gemini Properties, William F. Thomas and Robert D. Thomas is 918-592-4400.

Tender Offer

This Schedule 14D-9 relates to the tender offer (the “Tender Offer”) by ABP Acquisition LLC, a Maryland limited liability company (the “Purchaser”), a wholly owned subsidiary of ABP Trust ("ABP Trust"), which is owned by Barry M. Portnoy, a managing director of the Company, and Adam D. Portnoy, as disclosed in the Tender Offer Statement on Schedule TO filed by the Purchaser with the SEC on October 6, 2016 (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), to purchase up to 18,000,000 Shares at a price of $3.00 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 6, 2016 (as it may be amended or supplemented from time to time), and the related Letter of Transmittal (as it may be amended or supplemented from time to time).

As set forth in the Schedule TO, the address of the Purchaser is Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts 02458, and its telephone number is (617) 928-1300.

Item 3.	Past Contacts, Transactions, Negotiations And Agreements.

None.

Item 4.	The Solicitation Or Recommendation.

Recommendation

The Thomas Group recommends that shareholders of the Company not tender their Shares in the Tender Offer.

Reasons

The Thomas Group encourages other shareholders not to tender their Shares in the Tender Offer because it believes the $3.00 per share offer price is inadequate and significantly undervalues the Company.

Reference is made to the press release attached hereto as Exhibit 1 and incorporated by reference herein.

Intent to Not Tender

The members of the Thomas Group do not intend to tender any of their Shares in the Tender Offer.

Item 5.	Persons/Assets Retained, Employed, Compensated Or Used.

The Thomas Group has not directly or indirectly employed, retained or compensated any person to make solicitations or recommendations on its behalf in connection with the Tender Offer.

Item 6.	Interest In Securities Of The Subject Company.

No transactions in Shares have been effected during the past 60 days by the Thomas Group or, to the best of the Thomas Group’s knowledge, any of its directors, executive officers, subsidiaries, affiliates or associates.

Item 7.	Purposes Of The Transaction And Plans Or Proposals.

Not applicable.

Item 8.	Additional Information To Be Furnished.

Not applicable.

Item 9.	Exhibits.

Exhibit No.	Description

1	Press Release, dated November 7, 2016.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2016

/s/ William F. Thomas
WILLIAM F. THOMAS

/s/ Robert D. Thomas
ROBERT D. THOMAS

GEMINI PROPERTIES

By:	/s/ William F. Thomas
	Name:	William F. Thomas
	Title:	Partner

By:	/s/ Robert D. Thomas
	Name:	Robert D. Thomas
	Title:	Partner